Mail Stop 4720   November 20, 2009

Via Facsimile and U.S. Mail

Tristan Kuo
Chief Financial Officer
China Biologic Products, Inc.
No. 14 East Hushan Road, Tai'an City
Shandong, China 271000

      Re: China Biologic Products, Inc.
            Registration Statement on Form S-1/A
            Filed November 9, 2009
            File No. 333-160774

Dear Mr. Kuo:

      We have reviewed your amended filing together with the response letter sent by your counsel dated October 2, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 6 in your letter dated October 2, 2009. Please also disclose the total possible discount to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the notes and the resulting percentage averaged over the two-year term of the convertible notes. We note from your October 2, 2009 response that these percentages were 29.19% and 14.60%, respectively.

2. We note your response to comment 8 in your letter dated October 2, 2009. Please also include in your disclosure the number of shares outstanding prior to the convertible note transaction held by persons other than the selling stockholders, your affiliates, and affiliates of the selling stockholders, which you stated in your response letter is 21,474,942.

Item 16. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements – June 30, 2009, page F-5
Note 21 – Business Combinations, page F-33

3. Please refer to comment three. We note that at the time of the second payment, December 14, 2009, you could exercise shareholder rights and take over all corporate seals and license of Dalin. Per Article 3, paragraph 3-5 of the Equity Transfer Agreement filed as Exhibit 10.1 to your Form 8-K dated October 2, 2008, the shareholder rights appear to entrust you with 54% of Qianfeng' equity. Please tell us why these items did not give you control of Dalin on December 14, 2009.

*   *   *

As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

         Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

                                            Sincerely,

                                            Jeffrey Riedler
                                            Assistant Director

cc: Louis A. Bevilacqua, Esq.
         Dawn M. Bernd-Schulz, Esq.
         Pillsbury Winthrop Shaw Pittman LLP
         2300 N Street, N.W.
         Washington, D.C. 20037-1122